Change in the venue of the Extraordinary General Meeting

The management of CEZ, a.s. decided on the change of venue of the Extraordinary General Meeting. The Extraordinary General Meeting is to be held in Prazske kongresove centrum Praha, 5. kvetna 65, Prague 4, PSC 140 21, Entrance 5, 1st floor, Panorama hall.

The text of the notice of the Extraordinary General Meeting to be published in Hospodarske noviny on January 22, 2003:

                  Extraordinary General Meeting of Shareholders

The Board of Directors of CEZ, a. s., with its registered seat in Prague 4, Duhova 2/1444, PSC 140 53, ID 45 27 46 49, tax ID 004-45274649, entered in the
Commercial Register administered by the Municipal Court for Prague, Section B, File No. 1581, hereby convenes an Extraordinary Meeting of Shareholders, to be held at 10.00 a.m. on February 24, 2003 at Prazske kongresove centrum Praha,
5. kvetna 65, Prague 4, PSC 140 21, Entrance 5, 1st floor, Panorama hall.

Agenda:

1. Opening, election of a Chairman of the meeting, a minute clerk, scrutineers and record verifiers.
2. Approval of draft agreement on the sale of a part of a business - Teplarny Nachod.
3. The removal and election of members of the Supervisory Board, with the exception of members elected by the Company's employees pursuant to Section 200 of the Commercial Code and Article 13.1 a) of the Articles of Association of CEZ, a. s.
4.   Closing.

The record date for attendance of the General Meeting will be February 18, 2003. The General Meeting may be attended by any shareholder registered with the Securities center as holder of the Company's shares as of the aforesaid date.

The draft agreement on the sale of a part of a business, Teplarny Nachod, and expert report on the analysis of the draft agreement on the sale of a part of a business, may be viewed by the shareholders in the Company' s seat in Prague 4, Duhova 2/1444, PSC 140 53, on business days from 8.00 a.m. to 4.00 p.m. from January 22, 2003 to the date of the General Meeting.

Starting from January 22, 2003, the draft agreement on sale of a part of a business, Teplarny Nachod, is also included in the records kept on file by the Commercial Register maintained by the Municipal Court for Prague.

The registration of shareholders will start at 9:00 a.m. on the day and at the venue indicated above.

Shareholders who are individuals shall prove their identities by presenting identity cards. Representatives of legal entities shall identify themselves by presenting a document verifying the existence of such legal entity and the authority to act on its behalf, in addition to presenting their own personal identification. Proxies of shareholders shall moreover identify themselves by presenting powers of attorney with notarized signatures of the principals.

Shareholders who are non-resident individuals shall identify themselves by means of passports. Proxies of such non-residents shall identify themselves by a certified power of attorney. Shareholders who are non-resident legal entities shall moreover identify themselves by a document verifying the existence of such legal entity, and if the person in question is not such shareholder's statutory body, also by a certified power of attorney.

Documents produced by foreign shareholders or their proxies need to be superlegalized or apostilled, if the Czech Republic does not have an agreement on legal assistance with the country where the shareholder permanently resides or is domiciled.

Costs connected with the attendance of the General Meeting are borne by each shareholder.

The Board of Directors of CEZ, a. s.